[Letterhead of Epstein Becker & Green, P.C.]

                                   DIRECT LINE
                                 (212) 351-4816

                                February 16, 1999

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                   RE: NOVOSTE CORPORATION
                       -------------------

Ladies and Gentlemen:

                  On behalf of Charles E. Larsen, we are transmitting herewith electronically on the Electronic Data Gathering, Analysis, and Retrieval System of the Securities and Exchange Commission one copy of Mr. Larsen's Schedule 13G.


                                                     Very truly yours,

                                                     /s/ SCOTT M. DUBOWSKY
                                                     ---------------------
                                                     Scott M. Dubowsky


Enclosures

cc: w/encl.:
         Ms. Cheryl R. Johnson (via certified mail)
         Novoste Corporation

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                      -------------------------------------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                     -------------------------------------



                               NOVOSTE CORPORATION
                               -------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   670100 10 0
                                   -----------
                                 (CUSIP Number)

                     -------------------------------------









                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                  SCHEDULE 13G

CUSIP No. 670100 10 0
--------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              CHARLES E. LARSEN
              ###-##-####
--------------------------------------------------------------------------------
2.            CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP      (a)   |_|

                                                                   (b)   |_|
--------------------------------------------------------------------------------
3.            SEC USE ONLY
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
4.            United States
--------------------------------------------------------------------------------

                   5.  SOLE VOTING POWER

                       676,161 shares, including 291,875 shares which are
  NUMBER OF            issuable upon the exercise of immediately exercisable
   SHARES              stock options.
BENEFICIALLY       -------------------------------------------------------------
 OWNED BY          6.  SHARED VOTING POWER
   EACH                None
REPORTING          -------------------------------------------------------------
PERSON WITH        7.  SOLE DISPOSITIVE POWER

                       676,161 shares, including 291,875 shares which are issuable upon the exercise of immediately exercisable stock options.
                   -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              676,161 shares, including 291,875 shares which are issuable upon the exercise of immediately exercisable stock options.
--------------------------------------------------------------------------------
10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES                                                        |_|
--------------------------------------------------------------------------------
11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      6.2%
--------------------------------------------------------------------------------
12.           TYPE OF REPORTING PERSON

                                      IN
--------------------------------------------------------------------------------

ITEM L(A).    NAME OF ISSUER.

              Novoste Corporation

ITEM L(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

              3890 Steve Reynolds Boulevard, Norcross, Georgia 30093

ITEM 2(A).    NAME OF PERSON FILING.

              The reporting person is Charles E. Larsen.

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.

              The address of the residence of Charles E. Larsen is:

              6080 Cherokee Trace
              Cumming, Georgia 30131

ITEM 2(C).    CITIZENSHIP.

              Charles E. Larsen is a citizen of the United
              States of America.

ITEM 2(D).    TITLE OF CLASS OF SECURITIES.

              Common Stock, par value $.01 per share

ITEM 2(E).    CUSIP NUMBER.

              670100 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable. This statement is filed pursuant to Rule 13d-1 (c)

ITEM 4.       OWNERSHIP

              (a) Amount beneficially owned by reporting person as of December 31, 1998 (see Note):

                             676,161 shares

              (b) Percent of Class:     6.2%

              (c) Number of shares as to which such person has (see Note):

                      (i)      Sole power to direct the vote:

                                       676,161 shares

                      (ii)     Shared power to vote or to
                               direct the vote:     None

                      (iii) Sole power to dispose or direct the disposition of:

                                       676,161 shares

                      (iv)     Shared power to dispose or
                               direct the disposition of:      None

Note:

         (1) Includes immediately exercisable stock options to purchase 291,875 shares of Common Stock pursuant to Issuer's Stock Option Plan, as amended.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable.

ITEM 10.     CERTIFICATION.

             Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 15, 1999
                                             ---------------------------------
                                                          (Date)


                                                   /s/  Charles E. Larsen
                                             ---------------------------------
                                                        (Signature)


                                                     Charles E. Larsen
                                             ---------------------------------
                                                       (Name/Title)